Exhibit 99.4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to rules 13.09 and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published the “Announcement on Resolutions Passed at the Fifth Meeting of the Ninth Session of the Board of Directors of China Southern Airlines Company Limited” and “Announcement on Resolutions Passed at the Fifth Meeting of the Ninth Session of the Supervisory Committee of China Southern Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcements is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

30 March 2022

As at the date of this announcement, the directors include Ma Xu Lun and Han Wen Sheng as executive directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Yan Andrew Y as independent non-executive directors.

Stock short name: China South Air                    Stock Code: 600029                    Notice No.: Lin 2022-013

Announcement on Resolutions Passed at the Fifth Meeting

of the Ninth Session of the Board of Directors of

China Southern Airlines Company Limited

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain any misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

I.    Convening of the Board meeting

On 30 March 2022, the fifth meeting of the ninth session of the Board of China Southern Airlines Company Limited (the “Company”) was held at Meeting Room 3301, 33/F, China Southern Air Building, 68 Qixin Road, Baiyun District, Guangzhou and via video conference. Six Directors are eligible to attend the Board meeting and five Directors attended the Board meeting. Director Mr. Han Wen Sheng was absent at the meeting due to official duties and had authorized Director Mr. Ma Xu Lun to attend the meeting and vote on his behalf. The meeting was chaired by Mr. Ma Xu Lun, the Chairman of the Board. Supervisors and certain senior management of the Company also attended the meeting.

Notice and information of the meeting has been given by email on 18 March 2022. The convening, voting and other procedures of this meeting were in compliance with the relevant requirements of PRC Company Law and the articles of association of the Company.

II.    Resolutions Considered at the Board meeting

The Directors who were present at the Board meeting considered and voted, and unanimously passed the following resolutions:

(I).    The full text and summary of the 2021 annual report and 2021 annual results announcement of the Company (including financial statements prepared under the PRC accounting standards and the International Financial Reporting Standards, and the Directors’ Report);

Details of Voting: there are 6 affirmative votes, 0 dissenting vote and 0 abstaining vote. Result of Voting: Passed.

(II).    The profit distribution plan of the Company for the year 2021;

Considering that the Company suffered an operating loss for year of 2021, which did not meet the conditions for profit distribution as required under the articles of association of the Company, the Board did not recommend any payment of cash dividend or conversion of capital reserve into share capital or other profit distribution of the Company for the year of 2021. The profit distribution plan is still subject to the consideration and approval of the shareholders’ general meeting of the Company.

Details of Voting: there are 6 affirmative votes, 0 dissenting vote and 0 abstaining vote. Result of Voting: Passed.

(III).    The appointment of external auditors for the year 2022;

The appointment of KPMG Huazhen (Special General Partnership) as the external auditors of the Company for the year 2022, to provide professional services to the Company for its domestic financial reporting and internal control reporting, U.S. financial reporting and internal control of financial reporting for the year 2022, and the appointment of KPMG to provide professional services to the Company for its Hong Kong financial reporting for the year 2022 were agreed, and it was proposed to the general meeting to authorize the Board to fix their remuneration according to actual work conditions.

Details of Voting: there are 6 affirmative votes, 0 dissenting vote and 0 abstaining vote. Result of Voting: Passed.

(IV).    The report of the deposit and use of proceeds raised by issuance of A shares for the year 2021;

Details of Voting: there are 6 affirmative votes, 0 dissenting vote and 0 abstaining vote. Result of Voting: Passed.

(V).    The resolution regarding the procurement of the liability insurance for the Directors, supervisors and senior management of the Company;

Details of Voting: there are 6 affirmative votes, 0 dissenting vote and 0 abstaining vote. Result of Voting: Passed.

(VI).    The plan of the provision for impairment of the Company and its subsidiaries;

Agreed to make a provision for impairment of aircraft and spare engines of RMB2.576 billion, a provision for impairment of aviation equipment of RMB20 million and a provision for impairment of long-term deferred expenses of subsidiary of RMB18 million. The relevant proposals complied with the Accounting Standards for Business Enterprises and other relevant requirements, and fairly reflected the asset value and financial status of the Company.

Details of Voting: there are 6 affirmative votes, 0 dissenting vote and 0 abstaining vote. Result of Voting: Passed.

(VII).    The report on the Company’s ongoing assessment of the risks of China Southern Airlines Group Finance Company Limited

China Southern Air Holding Company Limited is the controlling shareholder of both the Company and China Southern Airlines Group Finance Company Limited. The above resolution involves connected transactions in accordance with the listing rules of the places where the Company is listed. The connected Directors, Mr. Ma Xu Lun and Mr. Han Wen Sheng, have abstained from voting on the above resolution.

Details of Voting: there are 4 affirmative votes, 0 dissenting vote and 0 abstaining vote. Result of Voting: Passed.

(VIII).    The internal control appraisal report of the Company for the year 2021;

Details of Voting: there are 6 affirmative votes, 0 dissenting vote and 0 abstaining vote. Result of Voting: Passed.

(IX).    The corporate social responsibility report of the Company for the year 2021;

Details of Voting: there are 6 affirmative votes, 0 dissenting vote and 0 abstaining vote. Result of Voting: Passed.

(X).    The performance report of the independent Directors for the year 2021;

Details of Voting: there are 6 affirmative votes, 0 dissenting vote and 0 abstaining vote. Result of Voting: Passed.

(XI).    The proposal to be submitted to the general meeting to authorise the Board to issue shares under the general mandate;

The proposal to be submitted to the general meeting to authorise the Board to allot, issue and dispose additional shares of the Company under the general mandate, and to increase registered capital and amend the articles of association of the Company according to the results of the issuance under the authorisation, was agreed.

Details of Voting: there are 6 affirmative votes, 0 dissenting vote and 0 abstaining vote. Result of Voting: Passed.

(XII).    The proposal to be submitted to the general meeting to authorise the Board to issue the debt financing instruments under the general mandate;

The proposal to be submitted to the general meeting to authorise the Board to issue the debt financing instruments in one or multiple tranches within the permitted size for bond issuance in accordance with the applicable laws and regulations under the general mandate was agreed.

Details of Voting: there are 6 affirmative votes, 0 dissenting vote and 0 abstaining vote. Result of Voting: Passed.

(XIII).    The authorisation granted to the Board Office to prepare the relevant matters regarding the annual general meeting for the year 2021.

Agreed to submit the aforesaid resolutions I, II, III, XI and XII to the annual general meeting for the year 2021 for consideration, and authorised the Board Office to prepare the relevant matters regarding the annual general meeting for the year 2021.

Details of Voting: there are 6 affirmative votes, 0 dissenting vote and 0 abstaining vote. Result of Voting: Passed.

The Board of Directors of
China Southern Airlines Company Limited 30 March 2022

Stock short name: China South Air                    Stock Code: 600029                    Notice No.: Lin 2022-014

Announcement on Resolutions Passed at the Fifth Meeting

of the Ninth Session of the Supervisory Committee of

China Southern Airlines Company Limited

The Supervisory Committee (the “Supervisory Committee”) of the Company and all of its members confirm that the contents of this announcement do not contain any misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

On 30 March 2022, the fifth meeting of the ninth session of the supervisory committee of China Southern Airlines Company Limited (the “Company”) was held on-site at Meeting Room 3510, 35/F, China Southern Air Building, 68 Qixin Road, Baiyun District, Guangzhou. Three supervisors (the “Supervisors”) are eligible to attend the meeting and three Supervisors attended the meeting. The meeting was chaired by Mr. Ren Ji Dong, the Chairman of the Supervisory Committee. Certain senior management of the Company also attended the meeting.

The notice and information of the meeting has been given by email on 18 March 2022. The convening, voting and other procedures of this meeting were in compliance with the relevant requirements of PRC Company Law, the Articles of Association of China Southern Airlines Company Limited and the Procedural Rules of the Supervisory Committee of China Southern Airlines Company Limited.

The Supervisors who were present at the meeting considered and voted, and unanimously passed the following resolutions:

I.    Considered and approved the full text and summary of the 2021 annual report and the 2021 annual results announcement of the Company (including financial statements prepared under the PRC accounting standards and the International Financial Reporting Standards);

All members of the Supervisory Committee reviewed the Company’s 2021 annual report, and expressed the opinion as follows:

(1)    The preparation and review procedures of the Company’s 2021 annual report are in compliance with the laws, regulations, the Company’s articles of association and various regulations of the Company’s internal management system;

(2)    The content and format of the Company’s 2021 annual report comply with the relevant requirements of the China Securities Regulatory Commission, the Shanghai Stock Exchange and The Stock Exchange of Hong Kong Limited. The information disclosed can truly reflect the Company’s operating management and financial conditions, and does not contain any misrepresentations, misleading statements or material omission;

(3)    As of the date of this opinion, no personnel involved in the preparation and review of the annual report have been found to have violated confidentiality regulations, conducted insider dealing, or other violations of laws and regulations.

Details of Voting: there are 3 affirmative votes, 0 dissenting vote and 0 abstaining vote. Result of Voting: Passed.

II.    Considered and approved the profit distribution plan of the Company for the year 2021;

Details of Voting: there are 3 affirmative votes, 0 dissenting vote and 0 abstaining vote. Result of Voting: Passed.

III.    Considered and approved the report of the deposit and use of proceeds raised by issuance of A shares for the year 2021;

Details of Voting: there are 3 affirmative votes, 0 dissenting vote and 0 abstaining vote. Result of Voting: Passed.

IV.    Considered and approved the plan of the provision for impairment of the Company and its subsidiaries;

All members of the Supervisory Committee expressed the opinion on the plan of the provision for impairment of the Company and its subsidiaries as follows: the proposal has been considered at the fifth meeting of the ninth session of the Board of the Company, and the decision-making procedures are in compliance with the laws and regulations. The plan of the provision for impairment complies with the Accounting Standards for Business Enterprises and other relevant requirements, and fairly reflects the asset value and financial position of the Company. The Supervisory Committee thus agrees with the plan of the provision for impairment of the Company and its subsidiaries.

Details of Voting: there are 3 affirmative votes, 0 dissenting vote and 0 abstaining vote. Result of Voting: Passed.

V.    Considered and approved the report on the Company’s ongoing assessment of the risks of China Southern Airlines Group Finance Company Limited

Details of Voting: there are 3 affirmative votes, 0 dissenting vote and 0 abstaining vote. Result of Voting: Passed.

VI.    Considered and approved the internal control appraisal report of the Company for the year 2021;

Details of Voting: there are 3 affirmative votes, 0 dissenting vote and 0 abstaining vote. Result of Voting: Passed.

VII.    Considered and approved the corporate social responsibility report of the Company for the year 2021;

Details of Voting: there are 3 affirmative votes, 0 dissenting vote and 0 abstaining vote. Result of Voting: Passed.

VIII.    Considered and approved the report of the supervisory committee of the Company for the year 2021 and submitted to the annual general meeting for the year 2021 for approval.

Details of Voting: there are 3 affirmative votes, 0 dissenting vote and 0 abstaining vote. Result of Voting: Passed.

The Supervisory Committee of
China Southern Airlines Company Limited 30 March 2022